24 KW 3/4/14

14046430

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17668

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LPL Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 State Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Lux 858-450-9606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

655 W Broadway, Suite 700 San Diego CA 92101
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2014
REGISTRATIONS BRANCH
13

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/14/14

Deloitte

LPL Financial LLC

(SEC I.D. No. 8-17668)

Statement of Financial Condition and Supplemental Schedules as of December 31, 2013, and Independent Auditors' Report and Supplemental Report on Internal Control

LPL Financial LLC

(SEC I.D. No. 8-17668)

Statement of Financial Condition and Supplemental Schedules as of December 31, 2013, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **Public Document**.

Deloitte.

Deloitte & Touche LLP
Suite 700
655 W Broadway
San Diego, CA 92101-8590
USA

Tel: +1 619 232 6500
Fax: +1 619 237 6802
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
LPL Financial LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of LPL Financial LLC (the "Company") (an indirect wholly owned subsidiary of LPL Financial Holdings Inc.) as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and to Regulation 1.16 under the Commodity Exchange Act.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the financial statement, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and regulations under the Commodity Exchange Act.

These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statement. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statement and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects when considered in relation to the financial statement as a whole.

Deloitte & Touche LLP

February 25, 2014

LPL FINANCIAL LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
(in thousands)

ASSETS		
Cash and cash equivalents	$	259,174
Cash and securities segregated under federal and other regulations		512,351
Receivables from:		
Clients, net		373,675
Product sponsors, broker-dealers and clearing organizations		174,570
Others, net		224,310
Due from affiliates		624
Securities owned—trading, at fair value (including $1,400 pledged as collateral)		8,824
Securities borrowed		7,102
Fixed assets, net		97,602
Goodwill		52,717
Intangible assets, net		74,950
Other assets		51,848
Total assets	$	1,837,747
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Drafts payable	$	194,736
Payables to clients		565,204
Payables to broker-dealers and clearing organizations		43,157
Accrued commission and advisory expenses payable		133,835
Accounts payable and accrued liabilities		155,174
Due to affiliates		14,870
Securities sold, but not yet purchased—at fair value		211
Unearned revenue		72,768
Total liabilities		1,179,955
COMMITMENTS AND CONTINGENCIES (Notes 11 and 16)		
MEMBER'S EQUITY		657,792
Total liabilities and member's equity	$	1,837,747

See notes to financial statement.

LPL FINANCIAL LLC
NOTES TO FINANCIAL STATEMENT

1. Organization and Description of the Company

LPL Financial LLC ("LPL Financial" or the "Company") provides an integrated platform of brokerage and investment advisory services to independent financial advisors and financial advisors at financial institutions (collectively "advisors") in the United States of America. Through its custody and clearing platform, the Company provides access to diversified financial products and services enabling its advisors to offer independent financial advice and brokerage services, using integrated technology, to retail investors (their "clients"). LPL Financial is a wholly owned subsidiary of LPL Holdings, Inc. ("LPLH"), a Massachusetts holding corporation, which is a wholly owned subsidiary of LPL Financial Holdings Inc. ("LPLFH"), a Delaware holding corporation.

LPL Financial is a clearing broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940 with primary offices in Boston, Charlotte and San Diego. LPL Financial is also registered as a Futures Commission Merchant with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association. Certain futures products known as security futures products ("SFP") include options on security futures and are regulated by both the SEC and CFTC. Client accounts held at LPL Financial may contain SFPs. LPL Financial introduces client's commodities transactions on a fully disclosed basis to ADM Investor Services International Limited (ADM) and all commodities accounts and related positions are held by ADM.

2. Summary of Significant Accounting Policies

Basis of Presentation — This financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, intangible assets, allowance for doubtful accounts, accruals for liabilities, income taxes and other matters that affect the financial statements and related disclosures. Actual results could differ materially from those estimates under different assumptions or conditions and the difference may be material to the statement of financial condition. The Company has evaluated subsequent events up to and including the date this statement of financial condition was issued.

Cash and Cash Equivalents — Cash equivalents are highly liquid investments with an original maturity of 90 days or less that are not required to be segregated under federal or other regulations. The Company's cash and cash equivalents are composed of interest-bearing deposits, money market mutual funds and U.S. treasury obligations.

Cash and Securities Segregated Under Federal and Other Regulations — As a broker-dealer carrying client accounts, the Company is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients in accordance with Rule 15c3-3 of the Security Exchange Act of 1934 and other regulations. At December 31, 2013, the Company had $512.4 million in cash segregated in a special reserve bank account for the exclusive benefit of clients. Held within this account is approximately $100,000 for the proprietary accounts of introducing brokers.

Fair Value of Financial Instruments — The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value. Client receivables, primarily consisting of floating rate margin loans collateralized by client securities, are charged interest at rates similar to such other loans made within the industry.

Receivables from and Payables to Clients — Receivables from clients include amounts due on cash and margin transactions. The Company extends credit to its clients to finance their purchases of securities on margin. Payables to clients represent credit balances in client accounts arising from deposits of funds, proceeds from sales of securities, and dividend and interest payments received on securities held in client accounts. At December 31, 2013, $549.5 million of the balance represents free credit balances that are held pending re-investment by the clients. The remaining balance represents funds received from clients to support their trading activities, primarily as collateral for clients' short selling of securities. The Company pays interest on certain client payable balances. At December 31, 2013, the allowance for uncollectible amounts due from clients was $0.6 million.

Receivables from Product Sponsors, Broker-Dealers and Clearing Organizations — Receivables from product sponsors, broker-dealers and clearing organizations primarily consist of commission and transaction related receivables.

Receivables from Others — Receivables from others primarily consists of other accrued fees from product sponsors and advisors. The Company periodically extends credit to its advisors in the form of recruiting and other loans. The decisions to extend credit to advisors are generally based on the advisor's credit history and their ability to generate future commissions. Certain loans made in connection with recruiting are forgivable over terms ranging from three to five years provided that the advisor remained licensed through LPL Financial. At December 31, 2013, advisor loans totaled $99.6 million of which $62.1 million is forgivable. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the advisors' registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced. At December 31, 2013, the allowance for uncollectible amounts due from others was $7.0 million.

Securities Owned and Securities Sold, But Not Yet Purchased — Securities owned and securities sold, but not yet purchased are reflected on a trade-date basis at fair value.

Securities Borrowed — Securities borrowed are accounted for as collateralized financings and are recorded at contract value, representing the amount of the cash provided for securities borrowed transactions (generally in excess of market values). The adequacy of the collateral deposited for securities borrowed is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity.

The Company borrows securities from other broker dealers to make deliveries or to facilitate customer short sales. As of December 31, 2013, the contract and collateral market value of borrowed securities was $7.1 million and $7.0 million, respectively.

Fixed Assets — Furniture, equipment, computers, purchased software, internally developed software and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Software Development Costs — The Company charges software development costs to operations as incurred during the preliminary project stage, while capitalizing costs at the point at which the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The costs of internally developed software that qualify for capitalization are capitalized as fixed assets and subsequently amortized over the estimated useful life of the software, which is generally three years. The Company does not capitalize pilot projects and projects where it believes that the future economic benefits are less than probable.

Goodwill and Other Intangible Assets — The Company classifies intangible assets into two categories: (1) goodwill and (2) intangible assets with definite lives subject to amortization. Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. The Company determines the useful lives of identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors considered when determining useful lives include the contractual term of any agreement, the history of the asset, the Company's long-term strategy for the use of the asset, any laws or other local regulations that could impact the useful life of the asset and other economic factors, including competition and specific market conditions. Goodwill is not amortized; however, intangible assets that are deemed to have definite lives are amortized over their useful lives, generally ranging from 5 to 20 years.

Goodwill is tested annually for impairment in the fourth fiscal quarter and between annual tests if certain events occur indicating that the carrying amounts may be impaired. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit or indefinite-lived intangible asset is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. If goodwill is quantitatively assessed for impairment, a two-step approach is applied. First, the Company compares the estimated fair value of the reporting unit in which the goodwill resides to its carrying value. The second step, if

necessary, measures the amount of such impairment by comparing the implied fair value of goodwill to its carrying value. No goodwill impairment has been recognized during the year ended December 31, 2013.

Long-lived assets, such as intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. Long-lived assets to be disposed of by sale are reported at the lower of their carrying amounts or their estimated fair values less costs to sell and are not depreciated. No impairment of long-lived assets occurred for the year ended December 31, 2013.

Drafts Payable — Drafts payable represent checks drawn against the Company that have not yet cleared through the bank. At December 31, 2013, the Company had amounts drawn of $184.7 million related to client activities and $10.0 million of corporate overdrafts.

Commitments and Contingencies — The Company recognizes a liability with regard to contingencies when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, however, the Company accrues the minimum amount in the range.

Legal Contingencies — The Company is involved in legal proceedings from time to time arising out of its business operations, including arbitrations and lawsuits involving private claimants, and subpoenas, investigations and other actions by government authorities and self-regulatory organizations. The Company also receives written and verbal complaints by customers of advisors. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company recognizes a liability with regard to legal proceedings when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, however, the Company accrues the minimum amount in the range. The Company is a named insured under insurance policies maintained by LPLFH, which include general liability, errors and omissions, excess entity errors and omissions and fidelity bond insurance. The Company records legal accruals and related insurance recoveries on a gross basis.

Disputed Matters — Claims filed by customers of advisors are typically arbitrated pursuant to the FINRA procedures for arbitration rather than litigated in court. In an arbitration, neutral third parties review evidence in the form of documents and testimony, listen to arguments and render a decision on the disputed matter. Through arbitration, the opportunity for appeal is foregone in virtually all matters as the decisions are final and binding.

Income Taxes — As a single member limited liability corporation, the Company is considered similar to a corporate division and recognizes an allocation of income taxes in its financial statements because it has an income tax allocation agreement (the "Tax Agreement") with LPLH and is included in the consolidated federal and certain state income tax returns filed by LPLFH. In accordance with the terms of the Tax Agreement, the Company shall pay to or receive from LPLH an amount equal to the total provision for income taxes that the Company discloses on its financial statements, less the amount of certain income tax benefits that are excluded from the calculation of the total provision for income taxes in accordance with GAAP. Since the Tax Agreement calls for a cash settlement based on the total income tax provision, the Company does not reflect a separate deferred income tax provision and corresponding deferred tax assets or liabilities.

The Company recognizes the tax effects of a position in the financial statements only if it is more-likely-than-not to be sustained based solely on its technical merits, otherwise no benefits of the position are recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

Employee Healthcare Self-Insurance — The Company participates in self-insured employee healthcare programs administered by LPLH. LPLH estimates self-insurance costs with the assistance of insurance actuaries, based on historical experience and trends related to claims and payments, information provided by the insurance broker and industry experience. Self insurance costs are allocated to the Company based on rates comparable to market rates as set by LPLH's insurance actuaries. The Company is not liable for unfavorable claims and does not benefit from favorable experience.

Recently Issued Accounting Pronouncements — There are no recent accounting pronouncements that would impact our statement of financial condition.

3. Restructuring

Service Value Commitment

On February 5, 2013, the Company committed to an expansion of its Service Value Commitment, an ongoing effort to position the Company for sustainable long-term growth by improving the service experience of its advisors and delivering efficiencies in its operating model. The Company assessed its information technology delivery, governance, organization and strategy and committed to undertake a course of action (the "Program") to reposition its labor force and invest in technology, human capital, marketing and other key areas to enable future growth. The Program is expected to be completed in 2015.

4. Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

There have been no transfers of assets or liabilities between fair value measurement classifications during the year ended December 31, 2013.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2013, the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

Cash Equivalents — The Company's cash equivalents include money market funds, which are short term in nature with readily determinable values derived from active markets.

Securities Owned and Securities Sold, But Not Yet Purchased — The Company's trading securities consist of house account model portfolios for the purpose of benchmarking the performance of its fee-based advisory platforms and temporary positions resulting from the processing of client transactions. Examples of these securities include money market funds, U.S. treasury obligations, mutual funds, certificates of deposit, and traded equity and debt securities.

The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated using various methods, including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active

markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For certificates of deposit and treasury securities, the Company utilizes market-based inputs including observable market interest rates that correspond to the remaining maturities or next interest reset dates. At December 31, 2013, the Company did not adjust prices received from the independent third-party pricing services.

The following table summarizes the Company's financial assets and financial liabilities measured at fair value on a recurring basis at December 31, 2013 (in thousands):

	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 50,000	$ —	$ —	$ 50,000
Securities owned—trading:				
Money market funds	170	—	—	170
Mutual funds	7,151	—	—	7,151
Equity securities	103	—	—	103
Debt securities	—	—	—	—
U.S. treasury obligations	1,400	—	—	1,400
Total securities owned	8,824	—	—	8,824
Total assets at fair value	$ 58,824	$ —	$ —	$ 58,824
Liabilities				
Securities sold, but not yet purchased:				
Mutual funds	$ 63	$ —	$ —	$ 63
Equity securities	127	—	—	127
Debt securities	—	10	—	10
Certificates of deposit	—	11	—	11
Total securities sold, but not yet purchased	190	21	—	211
Total liabilities at fair value	$ 190	$ 21	$ —	$ 211

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value measurement in certain circumstances, for example, when evidence of impairment exists.

5. Receivables from Product Sponsors, Broker-Dealers and Clearing Organizations and Payables to Broker-Dealers and Clearing Organizations

At December 31, 2013, receivables from product sponsors, broker-dealers and clearing organizations and payables to broker-dealers and clearing organizations are as follows (in thousands):

Receivables:	
Commissions receivable from product sponsors and others	$ 113,261
Receivables from clearing organizations	49,295
Receivables from broker-dealers	6,874
Securities failed-to-deliver	5,140
Total receivables	$ 174,570
Payables:	
Payables to clearing organizations	$ 28,433
Securities failed-to-receive	4,840
Payables to broker-dealers	9,884
Total payables	$ 43,157

The Company introduces client's commodities transactions on a fully disclosed basis to a Futures Commission Merchant.

6. Fixed Assets

The components of fixed assets at December 31, 2013 are as follows (in thousands):

Internally developed software	$ 125,403
Computers and software	79,894
Leasehold improvements	37,164
Furniture and equipment	12,209
Total fixed assets	254,670
Accumulated depreciation and amortization	(157,068)
Fixed assets, net	$ 97,602

7. Intangible Assets

The intangible assets have been recorded at their approximate carrying values as the transaction occurred between entities under common control.

At December 31, 2013, intangible assets are as follows (dollars in thousands):

	Weighted Average Life Remaining (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Advisor relationships	12.8	$ 59,462	$ (13,596)	$ 45,866
Product sponsor relationships	12.7	27,917	(7,440)	20,477
Client relationships	10.9	11,626	(3,019)	8,607
Total		$ 99,005	$ (24,055)	$ 74,950

8. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were as follows at December 31, 2013 (in thousands):

Accrued payroll	$ 66,305
Accounts payable	46,109
Deferred rent	4,735
Other accrued liabilities	38,025
Total accounts payable and accrued liabilities	$ 155,174

9. Income Taxes

The following table reflects a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits including interest and penalties (in thousands):

Balance—January 1, 2013	$ 2,603
Increase related to current year tax positions	4,246
Decrease related to transfers to LPLH	(2,603)
Balance—December 31, 2013	$ 4,246

Gross unrecognized tax benefits of $2.6 million were transferred to LPLH during fiscal year 2013 in accordance with the provisions of the Tax Agreement. The Company has additional gross unrecognized tax benefits of $4.2 million as of December 31, 2013, which has been included in due from affiliates, net of any related tax

benefit, in the statement of financial condition. The Company records gross unrecognized tax adjustments through its income tax provision and settles with LPLH for cash in the period in which the activity is realized. Under the terms of the Tax Agreement, no additional payments will be made between the Company and LPLH for the affects of future recognition of unrecognized tax benefits settled with LPLH. As a result, unrecognized tax benefits will have no effect on the Company's annual effective tax rate when recognized.

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At December 31, 2013, the liability for unrecognized tax benefits included penalties of $0.8 million. The tax years of 2008 to 2013 remain open to examination by major taxing jurisdictions to which the Company is subject. Since future unrecognized tax benefits will be settled in accordance with the Tax Agreement, the Company does not anticipate a material change in unrecognized tax benefits within the next 12 months.

10. Debt

The Company maintains three uncommitted lines of credit. Two of the lines have an unspecified limit and are primarily dependent on the Company's ability to provide sufficient collateral. The third line has a $200.0 million limit and allows for both collateralized and uncollateralized borrowings. The lines were utilized during the year; however, there were no balances outstanding at December 31, 2013.

For the year ended December 31, 2013, the Company's credit facilities had an average outstanding balance of $3.6 million, with a corresponding weighted-average interest rate of 1.79%.

In addition, LPLH provides LPL Financial access to a credit facility. There were no funds drawn under this facility at December 31, 2013.

11. Commitments and Contingencies

Leases — The Company leases certain office space and equipment under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

Service Contracts — The Company is party to certain long-term contracts for systems and services that enable its back office trade processing and clearance.

Future minimum payments under leases, lease commitments, service contracts and other contractual obligations with remaining terms greater than one year as of December 31, 2013, are as follows (in thousands):

2014	$	37,889
2015		28,567
2016		27,120
2017		19,434
2018		19,057
Thereafter		12,261
Total(1)	$	144,328

(1) Includes a long-term contractual obligation with a third-party service provider to enhance the quality, speed and cost of processes that support the Company by outsourcing certain functions. The table above includes the minimum payments due over the duration of the contract. The contractual obligation may be canceled, subject to a termination penalty that is approximately equal to the initial annual minimum payment, and which termination penalty steps down ratably through the passage of time. Future minimum payments have not been reduced by this termination penalty.

Guarantees — The Company occasionally enters into certain types of contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and, because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Loan Commitments — From time to time, LPL Financial makes loans to its advisors, primarily to newly recruited advisors to assist in the transition process, which may be forgivable. Due to timing differences, LPL Financial may make commitments to issue such loans prior to actually funding them. These commitments are generally contingent upon certain events occurring, including but not limited to the advisor joining LPL Financial. The Company had no significant unfunded commitments at December 31, 2013.

Legal Contingencies — The Company maintains insurance coverage for claims by customers of advisors. With respect to these matters, the estimated losses on the majority of pending matters are less than the applicable deductibles of the insurance policies. The Company believes, based on the information available at this time, after consultation with counsel, consideration of amounts accrued, insurance, if any, and indemnifications provided by the third-party indemnitors, if any, that the outcomes of matters with estimated losses in excess of applicable deductibles will not have a material impact on the statement of financial condition.

Other Commitments — As of December 31, 2013, the Company had received collateral primarily in connection with client margin loans with a market value of approximately $367.7 million, which it can sell or re-pledge. Of this amount, approximately $28.6 million was pledged with client-owned securities to the Options Clearing Corporation as collateral to secure client obligations related to options positions. Additionally, approximately $144.3 million are held at banks in connection with unutilized secured margin lines of credit; these securities may be used as collateral for loans from these banks. The remainder of $194.8 million has not been re-pledged or sold and, as of December 31, 2013, there are no restrictions that materially limit the Company's ability to re-pledge or sell the remaining $339.1 million of client collateral. In May 2013, the Company ended its participation in the National Securities Clearing Corporation Stock Borrow Program and all pledged collateral was returned to the Company.

As part of its brokerage operations, the Company periodically enters into when-issued and delayed delivery transactions on behalf of its clients. Settlement of these transactions after December 31, 2013 did not have a material impact on the Company's statement of financial condition.

Brokerage, clearing and custody services are provided on a fully disclosed basis. The Company offers its investment advisory programs, platforms, and provides technology, additional processing and related services to the advisors of a broker-dealer subsidiary of a large global insurance company and their clients under a multi-year agreement. Termination fees may be payable by a terminating or breaching party depending on the specific cause of termination.

12. Employee Benefit Plan

The Company has a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the 401(k) plan in an amount equal to 30% of the first 10% of an employee's designated deferral of their eligible compensation. At December 31, 2013, the Company has accrued an additional match equal to 20% of the first 10% of an employee's designated deferral of their eligible compensation, for a total of 50%. Employees are eligible for matching contributions after completing one year of service.

13. Related-Party Transactions

In addition to transactions discussed elsewhere in the notes to the financial statement, the Company has a variety of relationships with LPLFH and its subsidiaries under which it earns revenues for services provided and incurs expenses for services received. Unless a right of offset exists, the Company records intercompany transactions on a gross basis and amounts are classified on the statement of financial condition as due from or due to affiliates.

The Company has an intercompany service agreement to provide various infrastructure and broker-dealer support services to affiliates that are subsidiaries of LPLFH. As part of the agreement, the Company also receives client support services. In addition to the intercompany service agreement, the Company is party to other transactions that create additional intercompany balances. Intercompany activities for the year ended December 31, 2013 included, but were not limited to, the Company's Tax Agreement, resulting in a payable to LPLH, periodic settlement of allocated employee healthcare self-insurance costs and various other business transactions with commonly controlled entities of LPLFH.

Set forth below is a summary of the Company's due from affiliates and due to affiliates as of December 31, 2013 (in thousands):

	Due from Affiliates	Due to Affiliates
LPL Holdings, Inc.	$ —	$ 13,543
Concord Equity Group Advisors	232	—
Fortigent Holdings Company, Inc.	—	146
UVEST Financial Services Group, Inc.	—	26
NestWise LLC	109	—
LPL Independent Advisor Services Group LLC	235	—
PTC Holdings, Inc.	44	—
LPL Insurance Associates, Inc.	—	1,155
Independent Advisers Group Corporation	4	—
Total	$ 624	$ 14,870

The Company has related party transactions with certain portfolio companies of its significant shareholder, TPG Capital. As of December 31, 2013, related party receivables and payables did not exceed $0.1 million.

14. Net Capital and Regulatory Requirements

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis. The Company is a clearing broker-dealer and, as of December 31, 2013, had net capital of $130.4 million with a minimum net capital requirement of $6.9 million and net capital in excess of the minimum requirement of $123.5 million. As of December 31, 2013 LPL Financial has met all capital adequacy requirements to which it is subject.

15. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client's account. As clients write options contracts or sell securities short, the Company may incur losses if the clients do not fulfill their obligations and the collateral in the clients' accounts is not sufficient to fully cover losses that clients may incur from these strategies. To control this risk the Company monitors margin levels daily, and clients are required to deposit additional collateral, or reduce positions, when necessary.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligation to the Company. Clients are required to complete their transactions on the settlement date, generally three business days after the trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. In addition, the Company occasionally enters into certain types of contracts to fulfill its sale of when, as, and if issued securities. When, as, and if issued securities have been authorized but are contingent upon the actual issuance of the security. The Company has established procedures to reduce this risk by generally requiring that clients deposit cash or securities into their account prior to placing an order.

The Company may at times maintain inventories in equity securities on both a long and short basis that are recorded in the statement of financial condition at market value. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by the Company.

******

SUPPLEMENTAL SCHEDULES

SCHEDULE I

LPL FINANCIAL LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.17 UNDER THE COMMODITY EXCHANGE ACT AS OF DECEMBER 31, 2013

(in thousands)

Total capital and allowable credits—total member's equity from statement of financial condition	$	657,792
Deductions and charges:		
Nonallowable assets included in the following statement of financial condition accounts:		
Receivables from clients and broker dealers		21,470
Other receivables		213,704
Due from affiliates		2,304
Fixed assets—net		97,602
Goodwill		52,717
Intangible assets—net		74,950
Income taxes receivable		3,222
Other assets		52,103
Total nonallowable assets		518,072
Other deductions		7,174
Total deductions and charges		525,246
Net capital before charges on trading securities positions		132,546
Haircuts on securities positions		2,116
NET CAPITAL	$	130,430
Net capital required under the Securities Exchange Act (Alternative Method)	$	6,890
Excess net capital	$	123,540

Pursuant to Rule 17a-5(d)(4), there is no material difference between the above computation and that reported by the Company in the Part IIA (Unaudited) FOCUS report as of December 31, 2013, as filed on January 27, 2014.

LPL FINANCIAL LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2013
(in thousands)

CREDIT BALANCES:		
Free credit balances and other credit balances in customers' security accounts	$	750,387
Monies payable against customer securities loaned		—
Customers' securities failed to receive		18,718
Credit balances in firm accounts that are attributable to principal sales to customers		10,515
Market value of short security count differences over 7 business days old		3,046
Market value of short securities and credits in all suspense accounts over 7 business days		15,922
Market value of securities that are in transfer in excess of 40 calendar days and and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		861
Other		28,585
Total credits		828,034
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts, and accounts doubtful of collection		263,391
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		6,725
Failed to deliver of customers' securities not older than 30 calendar days		—
Margin required and on deposit with the options clearing corporation for all option contracts written or purchased in customer accounts		38,671
AGGREGATE DEBIT ITEMS		308,787
Less 3% (for alternative method)		9,264
Total debits		299,523
RESERVE COMPUTATION—Excess of total credits over total debits	$	528,511
DEPOSIT IN RESERVE BANK ACCOUNT	$	512,251
ADDITIONAL DEPOSIT MADE ON JANUARY 2, 2014	$	44,700
DEPOSIT IN RESERVE BANK ACCOUNT	$	556,951

Deloitte.

Deloitte & Touche LLP
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San Diego, CA 92101-8590
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Tel: +1 619 232 6500
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www.deloitte.com

February 25, 2014

To the Member of
LPL Financial LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of LPL Financial LLC (the "Company") (an indirect wholly owned subsidiary of LPL Financial Holdings Inc.) as of and for the year ended December 31, 2013 (on which we issued our report dated February 25, 2014 and such report expressed an unmodified opinion on those financial statements, in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those

practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Member; management; the SEC; the CFTC; Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu Limited